VEON and Cohen Circle Secure Investor Commitments for Kyivstar Listing Kyiv, New York, Dubai, and Philadelphia – July 10, 2025 – VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator, and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (Nasdaq: CCIR), today announce the execution of non-redemption agreements (“NRAs”) totaling approximately USD 52.3 million with accredited institutional investors, including Helikon and Clearline. These commitments cover approximately 5.05 million CCIR Class A shares, securing the minimum USD 50 million cash condition for the proposed business combination of Kyivstar Group Ltd (“Kyivstar Group”) and Cohen Circle (the “Business Combination”). The closing of the Business Combination is expected to occur during the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Upon completion of the Business Combination, Kyivstar Group is expected to be listed on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “KYIV.” “We are pleased to see the level of investor support for the listing of Kyivstar Group,” said Kaan Terzioglu, VEON Group CEO. “We look forward to completing the business combination and introducing Kyivstar Group as the first pure-play Ukrainian company to be publicly listed on a U.S. stock exchange.” Betsy Cohen, Chairman and CEO of Cohen Circle Acquisition Corp. I., added, “The caliber of investors participating in these agreements further validates our strong conviction in Kyivstar Group’s long-term potential, and highlights the investment case for this robust success story from Ukraine.” Cohen Circle’s units, Class A ordinary shares and warrants are listed on the Nasdaq under the ticker symbols “CCIRU,” “CCIR” and “CCIRW,” respectively. About Kyivstar Group Kyivstar Group operates Ukraine's leading digital operator, serving more than 23 million mobile customers and over 1.1 million home internet fixed line customers as of December 31, 2024. Kyivstar Group and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. VEON, together with Kyivstar Group, intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: www.kyivstar.ua. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information, visit: www.veon.com. About Cohen Circle Cohen Circle Acquisition Corp. I is a special purpose acquisition company sponsored by investment firm Cohen Circle, LLC and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more technology and/or financial services businesses. Cohen Circle’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “CCIRU,” “CCIR” and “CCIRW,” respectively. No Offer or Solicitation This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. THE DISSEMINATION, PUBLICATION OR DISTRIBUTION OF THIS COMMUNICATION IS PROHIBITED IN ANY JURISDICTION WHERE IT WOULD CONSTITUTE A VIOLATION OF THE RELEVANT APPLICABLE LAW. Additional Information and Where to Find It Kyivstar Group Ltd. and VEON Holdings B.V. have filed on June 5, 2025 a registration statement on Form F-4 (File No. 333-287802) (as may be amended from time to time, the “Registration Statement) as co- registrants that includes a preliminary proxy statement/prospectus of Cohen Circle and a preliminary prospectus of Kyivstar Group. When available, Cohen Circle will mail a definitive proxy statement/prospectus relating to the business combination and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the business combination and is not intended to provide the basis for any investment decision or any other decision in respect of the business combination. VEON, Cohen Circle and Kyivstar Group may also file other documents regarding the business combination with the SEC. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, the proxy statement/prospectus and other documents filed in connection with the business combination, as these materials will contain important information. Investors and shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or will be filed with the SEC by Cohen Circle through the website maintained by the SEC website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104. Participants in the Solicitation Cohen Circle, Kyivstar Group, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar Group’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination is set forth in the Registration Statement. Free copies of these documents may be obtained from the sources indicated above.

Forward-Looking Statements This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, timing of the closing of the proposed business combination and the listing of Kyivstar Group’s common shares and warrants on Nasdaq, the expected investment opportunity in Kyivstar Group following the closing of the Business Combination, including the expectation that Kyivstar Group will be the only pure-play Ukrainian investment opportunity and the growth potential of Kyivstar Group. These statements are based on VEON, Cohen Circle and Kyivstar Group management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the Business Combination and admission of Kyivstar Group for trading on Nasdaq; changes in applicable laws or regulations; the escalation or de- escalation of war between Russia and Ukraine; the successful integration of Uklon; continued growth in digital services; and other risks and uncertainties set forth in the section entitled “Risk Factors” included in the Registration Statement filed by Kyivstar Group with the SEC on June 5, 2025 and in any other subsequent filings with the SEC by Kyivstar Group or Cohen Circle. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Circle cannot predict with accuracy and some of which neither VEON, Kyivstar Group nor Cohen Circle might not even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON, Kyivstar Group and Cohen Circle do not undertake to publicly update any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. Contact Information VEON Hande Asik Group Director of Communications pr@veon.com Kyivstar

Media and Investor Contact: Kyivstar@icrinc.com